EX 99.28(p)(192)

BROOKFIELD INVESTMENT MANAGEMENT INC.
COMPLIANCE DEPARTMENT OPERATING GUIDELINES
CODE OF ETHICS

January 10, 2012

I.	INTRODUCTION

These Code of Ethics operating guidelines shall be used as a guide for Compliance Department employees (“Compliance Employee”) who are responsible for the administration of the Brookfield Investment Management Inc. and AMP Capital Brookfield (US) LLC (collectively, “BIM”) Code of Ethics.

The Compliance Department uses the PTCC Compliance Science (“PTCC”), a third party web-based software system, to assist with the administration of the Code of Ethics.

II.	NEW HIRES

The Compliance Employee shall work with Human Resources to obtain a list of newly hired employees and other personnel and their start date.  Upon commencement of a new hire, the Compliance Employee shall do the following:

•	Schedule and deliver Code of Ethics training (“Training”) within 10 days of the employee’s start date;
•	Log Attendance;
•	Save Attendance on the G-Drive.
•	Determine if consultants, interns, and temporary staff are subject to the Code of Ethics and excluded from the new hire training1

III.	CERTIFICATIONS

A.	Initial Certifications

Within 10 days of a newly hired employee (or personnel subject to the Code of Ethics), the Compliance Employee shall deliver to the newly hired employee the following initial certifications:

1 Factors to be considered, include, but are not limited to, their length of stay and their access to holdings information.

•	Code of Ethics Acknowledgement
•	Compliance Disciplinary Questionnaire
•	Compliance Manual Acknowledgement
•	Political Contribution Acknowledgement
•	Disclosure of Security Holdings, Accounts and Transactions

The Compliance Employee shall verify that the initial certifications were completed by the newly hired employee within 10 days.  If the employee is late with their certification, the Compliance Employee shall notify the employee and the employee’s supervisor.  Late or incomplete certifications will be reported to BIM senior management and the Board of Directors of the BIM registered funds.

B.	Quarterly Certifications

Within 10 days after quarter end, the Compliance Employee shall deliver to the employees and other personnel subject to the Code of Ethics (collectively referred to as “Employee”) the following certifications:

•	Code of Ethics Acknowledgement
•	Insider Trading Acknowledgement
•	Disclosure of Security Holdings, Accounts and Transactions
•	Gifts and Entertainment Acknowledgement
•	Political Contribution Acknowledgement

The Compliance Employee shall verify that the certifications were completed by an Employee within 30 days.   If an Employee is late with their certification, the Compliance Employee shall notify the Employee and the Employee’s supervisor.  Late or incomplete certifications will be reported to BIM senior management and the Board of Directors of the BIM registered funds.

C.	Annual Certifications

Same process as quarterly certifications, but completed annually.  In addition:

•	Compliance Questionnaire (Including disciplinary history, political contributions and conflicts of interests)
•	Compliance Manual Acknowledgement

IV.	OPENING BROKERAGE ACCOUNTS

The Compliance Employee shall prepare a “407” letter for an Employee upon notification of a new brokerage account.  The “407” letter shall be sent to the Employee’s broker regardless of whether or not the broker is an electronic feed broker (a broker who will send us electronic statements and confirmations) (“Electronic Broker”) or a broker who only sends paper statements and confirmations (“Paper Broker”). In addition, a signed copy of the letter will be filed in the Employee’s brokerage folder maintained in the Compliance Department.

The Compliance Employee shall confirm receipt of statements and confirms following the delivery of the 407 letter.

If copies of the statements and confirms are not being sent by the broker, the Compliance Employee shall follow up with the broker and/or the Employee to help obtain the statements and confirms for the personal brokerage accounts.

If the broker continues to not send copies of statements and confirms to BIM after a reasonable period of time, then the Compliance Employee should refer the matter to the Code Administrator for further review.

V	DISCLOSURE OF HOLDINGS

The Compliance Employee shall assist an Employee with entering holdings information into the PTCC system regarding new brokerage accounts.  The Compliance Employee shall obtain confirmation from the Employee that the holdings that were entered into PTCC were accurate.  If the Employee does not confirm the holdings information, the Compliance Employee shall contact the Employee to ensure the correct holdings were entered into the system.

VI.	TERMINATING BROKERAGE ACCOUNTS

Upon receipt of an Employee termination notification from Human Resources, the Compliance Employee shall immediately place the terminated Employee’s account(s) in the PTCC archived folder and tagged it as “retired.”

If the Employee had personal brokerage accounts, the Compliance Employee shall draft a termination letter requesting the broker to stop sending statements and confirms to BIM and send to the broker.

VII.	RESTRICTED AND WATCH LISTS

A.	Adding Names

Upon notification of a restricted security, the General Counsel(“GC”), Chief Compliance Officer (“CCO”), or the Compliance Employee shall immediately input the new restricted or watch list security on PTCC.

The restricted security will be classified on PTCC as a “black listed” or “grey listed”restriction.  BIM Employees are strictly prohibited from purchasing or selling black listed securities (including the issuer) without consent from the GC or CCO.  Such consent shall be documented and maintained in either PTCC or on the G Drive Compliance Folder.

The watch list security will be classified on PTCC as a “grey listed” restriction and will be pended if an Employee tries to pre-clear a grey listed security.  The Compliance Employee shall review the pended pre-clearance request and go back to the Employee to request further information regarding the proposed transaction.  The Compliance Employee may also request confirmations from the Employee including, but not limited to, whether the Employee possesses any material, non-public information or knowledge of any recent or pending transactions of the security in Client Accounts or Funds managed by BIM.  Documentation of the confirmations shall be saved in the PTCC system.

B.	Removing Names

Upon instruction from the General Counsel or CCO to remove a restricted security, the Compliance Employee shall immediately remove / delete the security from PTCC system.

C.	Brookfield Publicly Traded Securities

Brookfield publicly traded securities will be treated as grey list securities in the PTCC system.  Any employee attempt to trade in a Brookfield publicly traded security will be treated in accordance with the guidelines set forth above in Section VII A.  In addition, the Compliance Employee will review the Brookfield intranet site to see if there is a current Blackout Period in effect for the specific security being pre-cleared.  In the event of a blackout, the Compliance Employee will deny the pre-clearance request.

D.	Brookfield Proprietary Funds

A Brookfield proprietary fund (“Fund”) will be treated as A grey list security in the PTCC system.  Any Employee attempt to trade in a Fund will be treated in accordance with the guidelines set forth above in Section VII A.  In addition, the Compliance Employee will review any blackout periods in effect for the Fund being pre-cleared.  In the event of a blackout, the Compliance Employee will deny the pre-clearance request.

E.	Fund Officers and Directors

If an officer or director of a Fund is pre-clearing the purchase or sale of a Fund, the Compliance Employee may request additional information from an officer or director including the completion of a separate fund pre-clearance form.  Upon receipt of the form, the Compliance Employee will make a determination whether to approve or deny the transaction.  In addition, the Compliance Employee shall make the necessary filings on Edgar if the transaction is approved.

VIII.	IPOS and PRIVATE PLACEMENTS

The Compliance Employee shall review any requests from an Employee who wants to invest in an IPO or private placement.  The Compliance Employee may consider such items including, but not limited to, the security being traded, the type of transaction, the amount of shares, potential conflict of interest, and other pertinent factors that would assist the Compliance Employee with granting approval of an investment in an IPO or private placement.  Copies of approvals shall be saved in the PTCC system.

IX.	MONITORING

A.	PRE TRADE

Employee trades that are entered into the PTCC system are automatically reviewed against the selected rules in the system (based on the Code of Ethics).  PTCC will determine if a trade is approved, pended or denied.  In the event that a trade is pended, the Compliance Employee will be notified via e-mail.  The Compliance Employee shall review the pended trade and determine whether additional information is needed from the Employee.  Based on the facts and circumstances of the request, the Compliance Employee will either approve the transaction or deny the transaction.  The Compliance Employee may consider such items including, but not limited to, the security being traded, the type of transaction, the amount of shares, potential conflict of interest, and other pertinent factors that would assist the Compliance Employee with a decision.

In certain instances, an Employee may request pre-approval via e-mail instead of entering the pre-approval via the PTCC system.  The Compliance Employee will either approve or deny the transaction, depending on the facts and circumstances of the request and considerations noted above.  Decisions are saved in the PTCC system.

In the event that an Employee may request further review of a denied trade, the Compliance Employee shall review the facts and circumstances of the request and may consult with the Code Administrator for further guidance.  The Compliance Employee will either approve (grant a waiver) or deny the transaction based on the factors described above and/or consultation with the Code Administrator.  Decisions are saved in the PTCC system.

In the PTCC System, the Compliance Employee has set a 30 day blackout test to look at instances where an employee could potentially trade in a security that a client or fund managed by BIM has traded in within the past 30 days of the pre-clearance request.  In such instances, the trade will be pended and the Compliance Employee will be notified to review further.

B.	POST TRADE

On a quarterly basis, the Compliance Employee shall review the following “Post Trade Rule Tests” for violations and subsequently generate post-trade reports:

•	Employee trading in a security in a client account/fund.
•	Employee trading in a security on the restricted list.
•
Employee Price Movement Report (threshold has generally been 30% price appreciation during a two week period.  Thresholds are subject to change without notice depending on the size and scope of the reports produced)

•	Employee who failed to pre-clear personal securities transactions.

Copies of reports are saved on the G Drive\Compliance\Code of Ethics\PTCC Compliance Science\PTCC Reports.

X.	DATA FEEDS

A.	Fixed Income Strategies

For the fixed income strategies, data is uploaded in a FTP file from BIM and goes into the PTCC system on a daily basis.

B.	Equity Strategies

A file of the universe of real estate and infrastructure securities is forwarded to the Compliance Employee from the Chicago compliance team on a monthly basis.  The Compliance Employee is responsible for submitting the file to PTCC promptly after receipt.

XI.	VIOLATIONS AND DISCIPLINE

Any violation of the Code of Ethics shall be subject to the imposition of such sanctions by the Chief Compliance Officer as the Chief Compliance Officer deems appropriate under the circumstances to achieve the purposes of this Code, provided, however, if the sanctions include suspension or termination of employment, such suspension or termination must be approved by the Board of Directors.

Such sanctions may include, but will not necessarily be limited to, one or more of the following:  a letter of censure; restitution of an amount equal to the difference between the price paid or received by the affected client and the more advantageous price paid or received by the offending person; he suspension or termination of personal trading privileges; or the suspension or termination of employment.

The Compliance Employee shall maintain a spreadsheet, which contains Code of Ethics violations and the resolution.  The spreadsheet shall be saved on the G Drive Compliance Folder.

XII.	REPORTING

The CCO or his designee shall periodically report to BIM Senior Management and Board of Directors of the Brookfield Proprietary Funds (“Funds”) of any matters regarding the Code of Ethics including proposed policy changes, monitoring and violations.

XIII.	VENDOR DUE DILIGENCE

On an annual basis, the Compliance Department shall conduct due diligence of Compliance Science.  Due diligence may include, but is not limited to, on site visits to Compliance Science, questionnaires, certifications and meetings.

Records of the due diligence conducted by the Compliance Department shall be maintained on the G Drive Compliance Folder.

XIV.	NAME CHANGES

Upon notification from Human Resources of an Employee who changes his or her name, the Compliance Employee shall update the Employee’s name in the PTCC system.